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                                                                  EXHIBIT (d)(2)

                                InfoSpace, Inc.

                      2001 Nonstatutory Stock Option Plan

                                  Prospectus

                The date of this prospectus is October 29, 2001

   This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.


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                               TABLE OF CONTENTS

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INTRODUCTION.................................................................................  3
    1.  What is the Plan?....................................................................  3
    2.  What is the purpose of the Plan?.....................................................  3
    3.  How many Shares are available under the Plan?........................................  3
    4.  What should I know about this prospectus?............................................  3

ADMINISTRATION AND ELIGIBILITY...............................................................  3
    5.  Who administers the Plan?............................................................  3
    6.  Who is eligible to participate in the Plan?..........................................  4
    7.  Does participation in the Plan affect my employment or service with InfoSpace?.......  4

STOCK OPTIONS................................................................................  4
    8.  What is an option and how do I benefit from it?......................................  4
    9.  How will I know the terms of my option?..............................................  4
   10.  What is the exercise price of my option?.............................................  4
   11.  When can I exercise my option?.......................................................  5
   12.  How can I exercise my option?........................................................  5
   13.  How do I pay the exercise price?.....................................................  5
   14.  When does my option expire?..........................................................  5

RESTRICTED STOCK.............................................................................  6
   15.  What is restricted stock and how do I benefit from it?...............................  6
   16.  How does restricted stock work?......................................................  6
   17.  Will I receive Shares upon my grant for the restricted stock?........................  6
   18.  Do I have any voting or dividend rights with respect to my restricted stock?.........  6

U. S. TAX AND ERISA INFORMATION..............................................................  6
   19.  What are the tax effects of options?.................................................  6
   20.  How do I pay tax withholding for options?............................................  7
   21.  What are the tax effects of restricted stock?........................................  7
   22.  Will any withholding be required for restricted stock?...............................  7
   23.  What are the tax effects for InfoSpace?..............................................  7
   24.  Is the Plan subject to ERISA?........................................................  7

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................................  8

ADDITIONAL INFORMATION ABOUT THE PLAN AND PROSPECTUS.........................................  8
   25.  Can InfoSpace change or terminate the Plan?..........................................  8
   26.  Does the Plan limit a participant's ability to resell Shares acquired under the Plan?  8
   27.  Will I receive stockholder reports?..................................................  8
   28.  Are Awards transferable?.............................................................  8
   29.  What if I need more information?.....................................................  9
   30.  What else should I know about this prospectus?.......................................  9
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                                 INTRODUCTION

   The following questions and answers give a summary of the main features of the InfoSpace, Inc. 2001 Nonstatutory Stock Option Plan (the "Plan"). Please read this prospectus carefully.

1. What is the Plan?

The Plan permits InfoSpace, Inc. ("InfoSpace") to issue shares of our common stock ("Shares") to eligible employees and consultants of InfoSpace and its subsidiaries. Shares are issuable through awards ("Awards"), including:

  .  stock options, and

  .  restricted stock.

An individual who has received one or more Awards is referred to in this prospectus as a "participant".

2. What is the purpose of the Plan?

The Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of InfoSpace's business.

3. How many Shares are available under the Plan?

   There are 25,000,000 Shares available under the Plan.

If an Award expires or is cancelled for any reason without having been fully exercised or vested, the unvested or cancelled Shares generally again will be available for grant under the Plan. InfoSpace has filed a Registration Statement covering the Shares issuable under the Plan with the Securities and Exchange Commission (the "SEC"). If InfoSpace experiences a stock split, stock dividend, recapitalization, or other change in its capital structure, the Plan Administrator will adjust the following (as appropriate):

  .  the number of Shares available for grant under the Plan,

  .  any outstanding Awards, and

  . the per-person numerical limits on Options that may be granted under the Plan.

4. What should I know about this prospectus?

This prospectus describes the main features of the Plan as of October 29, 2001. However, this prospectus does not contain all of the terms and conditions of the official Plan document. Accordingly, if there is any difference between the terms and conditions of the Plan as described in this prospectus and the provisions of the Plan document, the Plan document will govern.

ADMINISTRATION AND ELIGIBILITY

5. Who administers the Plan?

The Plan is administered by the Board of Directors of InfoSpace (the "Board") or a committee appointed by the Board (as applicable the "Plan Administrator"). The Plan Administrator has all discretion and authority to administer the Plan and to control its operation. Subject to the terms of the Plan, the Plan Administrator has the power to (a) determine which employees and consultants will be granted Awards, and (b) to determine the terms and conditions of each Award, and (c) interpret the terms of the Plan and the outstanding Awards. The Plan Administrator may make whatever rules that it considers appropriate for the administration and interpretation of the Plan. The Plan Administrator's decisions are final and binding on all persons.

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6. Who is eligible to participate in the Plan?

Employees and consultants of InfoSpace and its subsidiaries are eligible to receive one or more Awards. For purposes of the Plan, a "subsidiary" generally is a subsidiary of InfoSpace if InfoSpace directly or indirectly owns at least 50% of the corporation's voting stock. The Plan Administrator has complete authority to determine which employees and consultants will be selected for participation in the Plan.

7. Does participation in the Plan affect my employment or service with InfoSpace?

No, the grant of an Award under the Plan does not affect the terms and conditions of your employment or service. InfoSpace and its subsidiaries reserve the right to terminate your employment or service at any time, with or without cause, subject to the provisions of local law. The grant of your option does not entitle you to any future award, compensation or severance pay.

STOCK OPTIONS

8. What is an option and how do I benefit from it?

An option gives you the right, subject to the terms and conditions of the Plan and option agreement memorializing the stock option grant, to purchase a specified number of Shares for a fixed price (the "exercise price") during a prescribed period of time. If the value of the Shares increases above your exercise price during its term, you will be able to buy the Shares at a "discount." If the value of the Shares does not increase above your exercise price, you will not recognize a benefit from your option.

The principal benefit of your option is the potential to profit from any increase in the value of the Shares during the period in which the option is exercisable, without risking any of your money.

Please note that the grant and exercise of your option are subject to any United States and local laws, including, but not limited to, laws relating to securities and foreign currency, as well as any InfoSpace policies that may apply to you. By accepting and exercising your option, InfoSpace deems that you have authorized and directed InfoSpace or any affiliate of InfoSpace to disclose to InfoSpace or any of its subsidiaries any information regarding your employment, the nature and amount of your compensation and the details of your participation in the Plan as InfoSpace or the subsidiary finds necessary to facilitate the administration of the Plan.

9. How will I know the terms of my option?

If InfoSpace awards you an option under the Plan, InfoSpace will send you a written agreement (an "option agreement"). The option agreement will show the following, all of which the Plan Administrator determines in its discretion:

  .  the exercise price of the option,

  .  the expiration date of the option,

  .  the maximum number of Shares that may be purchased with the option,

  .  any conditions to exercise of the option, and

  .  any other terms and conditions of the option.

The option agreement also specifies that the option is intended to be a nonstatutory stock option (that is, an option that is not an "incentive stock option" for U.S. federal tax purposes.

10. Whatis the exercise price of my option?

The exercise price is the price at which you may purchase a Share by exercising an option. The Plan Administrator generally has full discretion to determine the exercise price of any option granted under the Plan.

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For purposes of the Plan, "fair market value" generally means the closing sales price of the Shares as quoted on the Nasdaq National Market for the day in question. If there is no trading activity on that date (that is, holidays, weekends, etc.), the fair market value will be the closing sales price of the Shares on the last trading day before the relevant date.

11. When can I exercise my option?

You generally cannot immediately exercise an option granted under the Plan. Instead, an option will become exercisable (that is, it will "vest") at the time or times shown in the option agreement, assuming that you have satisfied any conditions to vesting (for example, continued employment with InfoSpace). The Plan Administrator has full discretion to determine the vesting schedule for each option.

12. How can I exercise my option?

To exercise your option, you must complete an exercise form in the manner specified by the Plan Administrator. You also must send full payment (in U.S. dollars) of the exercise price and any applicable federal (including FICA), state and local withholding taxes. Option exercises are permitted only during regular business hours of the Stock Plan Administration Department. For example, if the expiration date of your option falls on a Saturday, Sunday or holiday, you must exercise the option no later than the close of business on the last business day before that Saturday, Sunday or holiday. Also, if your option is to be exercised through a broker-assisted transaction, the option must be exercised while the applicable stock market is open for trading and before the option otherwise expires. Please contact Stock Plan Administration if you need more information on how to exercise your option.

Please note that your ability to purchase Shares through the exercise of an option is conditioned upon compliance with any laws and InfoSpace policies that apply to you.

13. How do I pay the exercise price?

You must pay the exercise price of an option in cash (that is, in the form of a check) in U.S. dollars.

The Plan Administrator also has discretion to permit payment of the exercise price by the tender of already-owned Shares or by another means approved by the Plan Administrator, such as an immediate sale of some or all of the Shares acquired upon exercise. An immediate sale is when the exercise price (and any required tax withholding) is paid by requesting an InfoSpace-approved stockbroker to sell all or part of the Shares acquired upon exercise. That is, the stockbroker will forward part of the proceeds to InfoSpace as necessary to pay the exercise price and tax withholding. The stockbroker will send the remaining cash proceeds (less any commissions and fees) or Shares directly to you. Please contact Brent Satterlee in the Bellevue office (601 108/th/ Ave., Suite 1200, Bellevue, WA 98004) at 425-709-8176 (phone) or 425-201-6132
(facsimile) to obtain more detailed information about the Plan's immediate sale program.

14. When does my option expire?

The Plan Administrator, in its discretion, determines all expiration provisions that apply to options. The expiration dates for any particular option will be shown in the option agreement. The expiration date is the date on which your option expires and after which you no longer may exercise the option. Expiration dates may vary for different options and in different circumstances. For example, termination of employment may cause an option to immediately expire. Therefore, it is important for you to read and understand your individual option agreement.

After an option is granted, the Plan Administrator may extend the maximum term of the option, subject to the terms of the Plan.

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RESTRICTED STOCK

15. What is restricted stock and how do I benefit from it?

Shares of restricted stock are Shares that vest (that is, that become the nonforfeitable property of the participant) in accordance with terms and conditions that the Plan Administrator establishes in its discretion. Upon vesting, the participant benefits by assuming full ownership of the Shares.

16. How does restricted stock work?

The Plan Administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the Plan Administrator may specify that vesting will occur based on continued employment or the achievement of specific performance goals (for example, company-wide, divisional or individual).

In general, in the event of your termination with InfoSpace for any reason, you will forfeit your then unvested Shares of restricted stock.

If InfoSpace grants an award of restricted stock, InfoSpace will send the participant a written agreement (a "restricted stock agreement") between InfoSpace and the participant. The restricted stock agreement will show the number of Shares of restricted stock granted, the vesting schedule, and any other terms and conditions that the Plan Administrator determines in its discretion. The Plan Administrator has discretion to determine the number of Shares of restricted stock granted to any participant.

17. Will I receive Shares upon my grant for the restricted stock?

No. The Shares will be held in escrow by an escrow agent designated by the Plan Administrator. The escrow agent generally will release your Shares from escrow as they vest.

18. Do I have any voting or dividend rights with respect to my restricted stock?

Yes. If you hold restricted stock you generally have the same rights as other stockholders, except that generally in the event of any stock dividend or distributions are paid in Shares, the Shares will be immediately delivered to the escrow agent and be held in escrow to the extent the Restricted Stock is subject to the escrow requirements.

U.S. TAX AND ERISA INFORMATION

The following discussion is intended only as a summary of the general U.S. income tax laws that apply to Awards granted under the Plan and the sale of any Shares acquired through the Awards. However, the federal, state and local tax consequences to any particular taxpayer will depend upon his or her individual circumstances. Also, if you are not a U.S. taxpayer, the taxing jurisdiction or jurisdictions that apply to you will determine the tax effect of your participation in the Plan. Accordingly, InfoSpace strongly advises you to seek the advice of a qualified tax adviser regarding your participation in the Plan.

The following discussion assumes that the per Share exercise price of an option is less than the fair market value of a Share on the date of exercise.

19. What are the tax effects of options?

If you are granted an option under the Plan, you will not be required to include an amount in income at the time of grant. However, when you exercise the option, you will have ordinary income to the extent the value of the Shares on the date of exercise (and any cash) you receive is greater than the exercise price you pay. If you exercise an option through payment of the exercise price in Shares, or in a combination of Shares and cash, you will have ordinary income upon exercise to the extent that the value (on the date of exercise) of the Shares you purchase is greater than the value of the Shares you surrender, less the amount of any cash paid upon exercise.

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Any gain or loss you recognize upon the sale or exchange of Shares that you acquire generally will be treated as capital gain or loss and will be long-term or short-term depending on whether you held the Shares for more than one year. The holding period for the Shares will begin just after the time you recognize income. The amount of such gain or loss will be the difference between:

  .  the amount you realize upon the sale or exchange of the Shares, and

  .  the value of the Shares at the time you recognize income.

Options granted under the Plan are not "incentive stock options" for federal income tax purposes.

20. How do I pay tax withholding for options?

You must pay any taxes InfoSpace is required to withhold upon exercise in cash (that is, in the form of a check in U.S. dollars) or through other means as required by the Plan Administrator.

21. What are the tax effects of restricted stock?

Unless you make an election under Section 83(b) of the Code, you will have no taxable income at the time you are granted restricted stock under the Plan. Instead, you will have ordinary income when (and if) the restricted stock vests and no longer can be forfeited. If you make a Section 83(b) election, you recognize ordinary income at the time of purchase of the Shares of restricted stock. However, if you later forfeit the restricted stock, no tax deduction is allowed with respect to the forfeiture. That is, you won't receive any credit for taxes paid with respect to such forfeited stock. In all cases, the amount of ordinary income that you recognize will equal:

  .  the fair market value of the Shares at the time you recognize income, less

  .  the amount (if any) you pay for the Shares

Upon the subsequent sale of the Shares, any gain or loss will be treated as capital gain or loss. Capital gains are grouped and netted by holding periods. Net capital gain on assets held twelve (12) months or less is taxed at your highest marginal income tax rate. Net capital gain on assets held for more than twelve (12) months is taxed currently at a maximum federal rate of 20%. Capital losses are first allowed in full against capital gains and then up to $3,000 against other income.

22. Will any withholding be required for restricted stock?

If you decide to file an 83(b) election as described above, the income you recognize is considered wages for which withholding will be required. If you choose not to file the 83(b) election, then any income recognized upon each vesting date will be wages for which withholding also will be required.

You must make arrangements satisfactory to InfoSpace to pay any required withholding obligations that occur due to the restricted stock.

23. What are the tax effects for InfoSpace?

InfoSpace generally will receive a deduction for federal income tax purposes in connection with an Award equal to the ordinary income the participant realizes. InfoSpace will be entitled to such deduction at the time that the participant recognizes the ordinary income.

24. Is the Plan subject to ERISA?

The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") nor is it qualified under Section 401(a) of the Internal Revenue Code.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows InfoSpace to "incorporate by reference" the information it files with the SEC, which means that InfoSpace can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. InfoSpace incorporates by reference the documents listed below and any future filings InfoSpace makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "1934 Act"):

    1. InfoSpace's latest annual report filed pursuant to Section 13(a) or 15(d) of the 1934 Act.

    2. All other reports and proxy statements filed pursuant to Section 13(a) or 15(d) of the 1934 Act since the end of the fiscal year covered by the annual report referred to in paragraph (1) above.

    3. The description of InfoSpace's common stock contained in InfoSpace's Registration Statement on Form 8-A, as it may have been amended from time to time.

ADDITIONAL INFORMATION ABOUT THE PLAN AND PROSPECTUS

25. Can InfoSpace change or terminate the Plan?

The Board generally may amend or terminate the Plan at any time and for any reason.

26. Does the Plan limit a participant's ability to resell Shares acquired under the Plan?

Except as described below, the Plan generally places no limitations upon a participant's ability to sell Shares acquired under the Plan upon exercise of vested options or vesting of restricted stock. InfoSpace will not receive any part of the proceeds of any such sales.

InfoSpace's insider trading policy applies to all employees, directors, and consultants of InfoSpace and its affiliates. The insider trading policy prohibits a participant from buying or selling Shares when he or she has "inside information." Inside information is material information about InfoSpace that is not yet public but that a reasonable investor would consider important in deciding whether to buy or sell Shares.

If you are considered to be an "affiliate" of InfoSpace (within the meaning of Rule 405 under the 1933 Act), you may not resell under this prospectus any Shares he or she purchases or receives under the Plan. Any such resales must be either described in a separate prospectus, or, in certain instances, registered in a separate registration statement, or sold in accordance with the requirements of Rule 144 under the 1933 Act or another exemption available under the 1933 Act.

Also, Section 16(b) of the 1934 Act permits InfoSpace to recover any profit realized by certain officers, directors, and principal stockholders of InfoSpace through the sale and purchase, or purchase and sale (as defined), of InfoSpace's common stock within any period of less than six months.

27. Will I receive stockholder reports?

As a participant in the Plan, you will receive the annual reports, proxy statements and other materials InfoSpace sends to its stockholders generally.

28. Are Awards transferable?

Participants cannot sell, transfer, pledge, assign or otherwise alienate or hypothecate Awards granted under the Plan, other than by will or the applicable laws of descent and distribution. All rights with respect to an Award granted to you will be available during your lifetime only to you.


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29. What if I need more information?

InfoSpace will provide you free of charge with a copy of any or all of the documents incorporated by reference in this prospectus and in the Registration Statement on Form S-8 filed with the SEC relating to the Plan (except for any exhibits to these documents), including InfoSpace's annual report, and copies of other reports, proxy statements and communications distributed to InfoSpace's stockholders. You should direct your requests to:

Stock Plan Administration
InfoSpace, Inc.
601 108/th/ Avenue, NE Suite 1200
Bellevue, WA 98004
(425) 201-6100

Copies of the Plan document, this prospectus, any supplements to the prospectus, and further information concerning the Plan and its administration also are available free of charge by calling or writing Stock Plan Administration, Attention: Brent Satterlee in the Bellevue office (601 108/th/ Ave., Suite 1200, Bellevue WA 98004) at 425-201-6132 (facsimile).

30. What else should I know about this prospectus?

InfoSpace may update this prospectus in the future by furnishing you an appendix, memorandum, notice or replacement page containing updated information. InfoSpace generally will not send you a new prospectus, except upon request. Accordingly, you should keep this prospectus for future reference.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. InfoSpace has not authorized anyone to provide you with different or additional information. InfoSpace is not making an offer to sell any stock in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.

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